Exhibit 1

Level 18, 275 Kent Street Sydney, NSW, 2000

26 July 2021

UPDATE ON WESTPAC’S SALE OF PACIFIC BUSINESSES

On 7 December 2020, Westpac Group announced the sale of its Pacific businesses – Westpac Fiji and Westpac’s 89.91% stake in Westpac Bank PNG Limited – to Kina Securities Limited (ASX:KSL) (Kina Bank) for up to $420 million.

Kina Bank shareholder approval was received in April 2021. The sale remains subject to regulatory approvals in both Fiji and Papua New Guinea.

The approvals required to complete the sale include approval from Papua New Guinea’s Independent Consumer and Competition Commission (ICCC). The ICCC has released its draft determination indicating it proposes to deny authorisation to Kina Bank for the proposed acquisition of Westpac's stake in Westpac Bank PNG Limited.

Westpac and Kina are currently reviewing the draft determination and intend to make further submissions to the ICCC before its final determination is issued in September, following a public consultation period.

Given Kina Bank’s commitment to financial inclusion and innovation, its proposal to retain all local staff and branches, and its intention to maintain two brands in PNG, Westpac believes that the transaction is in the interests of Westpac’s customers and staff and the people of Papua New Guinea and Fiji.

Andrew Tubb	Andrew Bowden
Media Relations	Investor Relations
M. 0411 014 771	M. 0438 284 863
P. +612 8253 4008

ENDS

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141